Exhibit 99.1

TORM plc – Notice of and complete proposals for the Annual General Meeting 2021

Enclosed please find the notice of and the complete proposals for the Annual General Meeting of TORM plc to be held on 14 April 2021.

CONTACT	TORM plc
Christopher H. Boehringer, Chairman, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Christopher Everard, General Manager, tel.: +44 7920 494853	Tel.: +44 203 713 4560
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	www.TORM.com

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 1 of 13

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IT CONTAINS PROPOSALS RELATING TO TORM PLC (THE "COMPANY") ON WHICH YOU ARE BEING ASKED TO VOTE.
The definitions used throughout this Circular are set out on page eight of this Circular.
If you are in any doubt about the contents of this document or the action you should take, you are recommended to immediately seek your own personal financial advice from an appropriately qualified independent adviser authorized pursuant to the Financial Services and Markets Act 2000 if in the United Kingdom or otherwise regulated under the laws of your own country.
If you sell or transfer or have sold or transferred all your shares in the Company, you should hand this Circular and the documents accompanying it to the purchaser or agent through whom the sale was effected for transmission to the purchaser. If you sell or have sold or otherwise transferred only part of your holding of shares, you should retain these documents.

TORM PLC
(a company registered in England and Wales with company number 09818726)
Notice of Annual General Meeting

This document should be read in its entirety. Your attention is drawn to the letter from the Chairman of the Company set out in this document, which contains your Board's unanimous recommendation to vote in favor of the Resolutions set out in the notice of the Annual General Meeting referred to below.
Notice of the Annual General Meeting (the "AGM") of the Company to be held at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on 14 April 2021 at 12:00 noon (BST) is set out at the end of this Circular.
Shareholders will find enclosed a Form of Proxy for use at the AGM. To be valid for use at the AGM, the Form of Proxy must be completed and returned, in accordance with the instructions printed thereon, to the Company's registered office as soon as possible and, in any event, to arrive by 18:00 (BST) on 12 April 2021. The completion and return of a Form of Proxy will not preclude Shareholders from attending and voting in person at the AGM should they subsequently wish to do so.
YOU ARE REQUESTED TO COMPLETE AND RETURN THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS HEREIN.
Your attention is drawn to the section entitled "Action to be taken by the shareholders" on page eight of this Circular.
This document will be available for download from the Company's website at www.torm.com

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 2 of 13

LETTER FROM THE CHAIRMAN
TORM PLC
(Registered in England and Wales with Company Number 09818726)
Registered Office:
Birchin Court,
20 Birchin Lane,
London EC3V 9DU,
United Kingdom
Directors:
Christopher H. Boehringer, Chairman
David Weinstein, Deputy Chairman
Jacob Meldgaard, Executive Director
Annette Malm Justad
Göran Trapp

1 March 2021
Dear Shareholder
NOTICE OF ANNUAL GENERAL MEETING,
1	Introduction

I am writing in connection with the Resolutions to be proposed at the forthcoming Annual General Meeting ("AGM") of TORM Plc (the "Company") at 12:00 noon (BST) on 14 April 2021 at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom. Your attention is drawn to the recommendations of the Board as set out in paragraph 6 of this letter.
The Directors of the Company have taken all reasonable care to ensure that the facts stated in this Circular are true and accurate in all material aspects and that there are no material facts the omission of which would make misleading any statement contained in this Circular, whether of fact or opinion.
2	COVID-19 – Virtual AGM

In light of the coronavirus (COVID-19) situation and the UK Government's current guidance on social distancing and restrictions on travel and public gatherings, and the desire of the Company to protect the health and safety of the shareholders, the Company urges all shareholders not to attend the AGM in person. Shareholders will not be permitted entry, unless both the coronavirus (COVID-19) situation and the UK Government’s guidance have changed by the date of the meeting. If this occurs, the Company will make an announcement on its website.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 3 of 13

As shareholders cannot attend in person, the Company encourages all shareholders to vote by submitting a proxy form in advance of the AGM and appointing the Chairman of the meeting as their proxy. Please complete the proxy form sent to you with this notice and return it to our registrars as soon as possible.
NOTE: Shareholders should appoint the Chairman of the AGM as their proxy. Under the current meeting arrangements, if a shareholder appoints someone else as their proxy, that proxy will not be able to attend the AGM or cast the shareholder's vote at the virtual meeting. All resolutions at the AGM will be decided on a poll.
Shareholders are invited to submit any questions on the business of the meeting in advance of the AGM to IR@torm.com no later than 12 April 2021, and we will provide them with written answers.
In order to ensure that shareholders are able to follow the proceedings of the AGM, the Company will provide access to an online audio and presentation link, accessible via https://event.on24.com/wcc/r/3041519/5430B7DB708819621DF844518150D052. The online presentation link will be opened at approximately 11:55 a.m. on 14 April 2021. However, please note that shareholders will not be able to vote at the AGM via the online presentation link.
The Company believes these measures are necessary and appropriate in light of the current pandemic, to protect the health and wellbeing of the Company's employees, shareholders, and the wider communities in which we operate.
3	Explanatory notes to the notice of the AGM
The following notes explain the proposed Resolutions. Resolutions 1 to 5 are proposed as ordinary resolutions. For each of those resolutions to be passed, more than half of the votes cast must be in favor of the resolution. Resolution 6 is proposed as a special resolution. For this resolution to be passed, at least three quarters of the votes cast must be in favor of this resolution.

Resolution 1 – Annual Report and Accounts
The Directors must present the audited annual accounts and the Directors' and Auditors' report for the financial year ended 31 December 2020. A copy of the Directors' and Auditors' reports and the financial statements are available on the Company's website (www.torm.com).
Resolution 2 – Remuneration report
The Company's shareholders will be asked to approve the remuneration report at the AGM.
Resolution 3 – Remuneration Policy
The Company's shareholders will be asked to receive and adopt the Remuneration Policy.
The Remuneration Policy, approved by the shareholders at the AGM on 12 April 2018, took effect from the date of that meeting. As of the date of this Annual Report, TORM plc is in compliance with the requirements of this Remuneration Policy. During 2020, the Committee wished to undertake a further review of the Remuneration Policy that was approved by the shareholders at the AGM on 12 April 2018. The Committee reviewed the policy and in particular the section related to fees paid to our Non-Executive Directors and CEO. Their conclusion was that it is appropriate to propose some amendments to the Company’s Remuneration Policy. The proposed changes, include:

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 4 of 13

• Non-Executive Directors whose UK Income is above the threshold of GBP 100,000 per annum, can if required, use the services of the Company’s external tax advisors to prepare their UK personal tax return. The fees incurred by the Company for the service offered will be deducted from the Directors’ net board fees
• Updating the performance measures related to the CEO bonus from the 2017 to 2020 performance metrics
• Update of the Indicative Executive Director Total Remuneration at different levels of performance using the 2020 remuneration figures for the current CEO
Resolutions 4 and 5 – Re-appointment and remuneration of auditors
The Company must appoint auditors at each general meeting at which accounts are presented to shareholders to hold office until the conclusion of the next such meeting. Resolution 4 seeks shareholder approval to re-appoint Ernst & Young LLP as the Company's auditors.
In accordance with normal practice, Resolution 5 seeks authority for the Company's Directors to fix their remuneration.
Resolution 6 – Approval of Updated Articles of Association
The Company is proposing to adopt new Articles of Association in substitution for the existing Articles of association. The principal changes introduced by the new articles of association are summarized below. Most of the updates are in relation to general meetings in light of the impact of COVID-19 and to provide flexibility in the Articles to deal with such unprecedented times. This includes the addition of clauses to allow satellite, hybrid and virtual only attendance at general meetings and make it easier for shareholders to participate. Virtual only attendance has been included as a result of the impact of the lockdown restrictions seen during the COVID-19 to allow a mechanism for general meetings to be held and engagement with Shareholders to continue. However, it is noted that this is not the preferred approach of investor bodies and the intention would be to use satellite or hybrid meetings where possible. Other updates are in line with best practice to use gender neutral wording and an article on the destruction of documents.
A copy of the Company's existing articles of association and the proposed new Articles of Association marked to show all the changes will be available for inspection on the Company’s website.
4	Expenses
The costs and expenses of calling the AGM and any adjourned AGM will be met by the Company. The costs will be paid by the Company irrespective of whether or not the Resolutions are passed by the requisite majority at the forthcoming AGM.
5	Dividend
The Board does not recommend any further dividends for the financial year ended on 31 December 2020.
6	Recommendations
The Board believes that approval of the Resolutions to be proposed at the AGM is in the best interests of the shareholders as a whole and recommends that shareholders vote in favor of the Resolutions set out in the notice of AGM of the Company, as the Directors intend to do, or procure to be done, in respect of their own and their connected persons' beneficial holdings.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 5 of 13

7	Actions to be taken by the shareholders
(a)	Annual General Meeting
The Resolutions are subject to shareholder approval. A notice convening the AGM is set out at the end of this Circular.
A Form of Proxy for the AGM is enclosed with this Circular, and you are requested to complete and post the Form of Proxy to the Company's registered address as soon as possible. The completion and return of a form of proxy will not prevent you from attending the AGM in person, speaking and voting if you wish to do so.
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the above address as the case may be by 18:00 (BST) on 12 April 2021.
For those shareholders who hold shares via VP Investor Services and which are trading on Nasdaq Copenhagen, you may vote electronically at www.vp.dk/agm no later than Monday, 12 April 2021 by 18:00 (BST). Alternatively, you may return a proxy instruction form. The dated and signed form, must reach VP Investor Services A/S by Monday, 12 April 2021 by 18:00 (BST) either by e-mail (vpinvestor@vp.dk) or by ordinary mail to VP Investor Services A/S, Weidekampsgade 14, DK-2300 Copenhagen S.
Shareholders who hold shares traded on Nasdaq New York, should return voting instructions as indicated on the Voter Instruction Form.

The majority required for the passing of the Ordinary Resolutions at the AGM is a simple majority of the total number of votes cast for and against such resolutions. The majority required for the passing of the Special Resolution at the AGM is at least three quarters of the votes cast.
The quorum for the AGM is two or more shareholders who are entitled to vote, present in person or by proxy or a duly authorized representative of a corporation which is a member. If, within five minutes after the time appointed for the AGM (or such longer interval not exceeding one hour as the Chairman may think fit to allow) a quorum is not present, the AGM shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened), time and place to be decided by the Chairman, and at such adjourned meeting, one member present in person or by proxy and entitled to vote will constitute a quorum.
(b)	Inspection of documents
Copies of the following documents will be available for inspection on the Company’s website, https://investors.torm.com/investor-relations:
(i)	the Memorandum and Articles of Association of the Company; and
(ii)	this Circular.
If you have questions in this regard, please contact Christopher Everard at +44 7920 494 853.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 6 of 13

Yours faithfully

Christopher H. Boehringer
Chairman of the Board of Directors

EXPECTED TIMETABLE
Deadline for receipt of Forms of Proxy for the Annual General Meeting	18:00 (BST) on 12 April 2021

Deadline for submission of questions related to the Annual General Meeting	18:00 (BST) on 12 April 2021

Time and date of the Annual General Meeting	12:00 noon (BST) on 14 April 2021

Expected Effective Time of the Resolutions	12:00 noon (BST) on 14 April 2021*

*(or, if later, the effective time and date upon which shareholders approve the Resolutions)

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 7 of 13

DEFINITIONS
The following definitions apply throughout this Circular unless the context requires otherwise:
AGM or Annual General Meeting	The Annual General Meeting of the Company to be held on 14 April 2021 (or any adjournment thereof), notice of which is set out at the end of this Circular.
Articles of Association	The Articles of Association of the Company adopted by Special Resolution on 15 March 2016.
Board of Directors	The Board of Directors of the Company.
BST	British Summer Time.
Business day	Any day other than a Saturday or Sunday on which banks are open for normal banking business in London.
Circular	This document including, for the avoidance of doubt, the Letter from the Chairman, Notice of the Annual General Meeting and Form of Proxy.
Companies Act	The Companies Act 2006, as amended, supplemented or replaced from time-to-time.
Company	TORM plc.
Effective time	The time at which the Resolutions are expected to become effective, being 12:00 noon (BST) on 14 April 2021 or such other time as the Directors may in their absolute discretion determine.
Form of Proxy	The Form of Proxy appended to this Circular for the use of the shareholders in voting at the AGM.
Ordinary Resolutions	The Ordinary Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular.
Registered Office	Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom.
Resolutions	The resolutions to be proposed at the AGM which are set out in the notice convening that meeting at the end of this Circular.
Shares	As the context indicates, ordinary A-share, ordinary B-share and ordinary C-shares of USD 0.01 each in the capital of the Company.
Shareholders	Holders of shares.
Special Resolutions	The Special Resolutions to be proposed at the AGM which are set out in the notice convening the AGM at the end of this Circular.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 8 of 13

TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
NOTICE OF ANNUAL GENERAL MEETING
NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Company’s offices at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on Thursday, 14 April 2021 at 12:00 noon (BST).
To consider and, if thought fit, pass the following Resolutions, which will be proposed as Ordinary and Special Resolutions as indicated below:
Ordinary Resolutions
1 THAT the Company’s Annual Report and accounts for the financial year ended on 31 December 2020 (the “Annual Report”), together with the Directors’ report and the Auditor’s report on those accounts, be received and adopted.
2 THAT the Company's Remuneration Report, as set out on pages 78 to 87 of the Company’s Annual Report be approved, together with the Auditor’s report on it.
3 THAT the Company’s Remuneration Policy as set out on pages 88 to 96 of the Company’s Annual Report be approved.
4 THAT Ernst & Young LLP be re-appointed as auditor of the Company to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.
5 THAT the Directors be authorized to fix the remuneration of the auditors.
Special Resolution
6 THAT with effect from the conclusion of the meeting the draft Articles of Association produced to the meeting be adopted as the Articles of Association of the Company in substitution for, and to the exclusion of, the Company's existing Articles of Association.

By order of the Board	Registered Office: Birchin Court, 20 Birchin Lane, London, EC3V 9DU, United Kingdom.

Christopher H. Boehringer
Chairman of the Board of Directors
Dated 1 March 2021

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 9 of 13

Notes:
(a)	Only those shareholders registered in the Company's register of members at:
(i)	18:00 (BST) on 12 April 2021; or,
(ii)	if this meeting is adjourned, at 18:00 (BST) on the day, two days prior to the adjourned meeting, shall be entitled to attend, speak and vote at the meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the meeting.
(b)	Information regarding the meeting, including the information required by section 311A of the Companies Act 2006, can be found at www.torm.com/.
(c)
If you wish to attend the meeting in person, please attend the Company’s office at Birchin Court, 20 Birchin Lane, London  EC3V 9DU, United Kingdom on 14 April 2021 at 12:00 noon (BST). As detailed earlier in this notice, unless the Company announces otherwise, to protect the health and safety of TORM’s staff and shareholders, you will not be admitted to the meeting and you must submit a proxy in advance to vote.

(d)
If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or more proxies to exercise all or any of your rights to attend, speak and vote at the meeting and you should have received a proxy form with this notice of meeting. A proxy does not need to be a shareholder of the Company but must attend the meeting to represent you. You can only appoint a proxy using the procedures set out in these notes and the notes to the proxy form. To appoint more than one proxy, please contact the Company on tel.  +44 203 713 4561. Please ensure that you appoint the Chairman of the meeting as your proxy, so that your vote is counted.

(e)
To be valid, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited at the Company's registered office by 18:00 (BST) on 12 April 2021.

(f)
The completion and return of a proxy form will not affect the right of a member to attend, speak and vote in person at the meeting convened by this notice. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(g)
A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution. If no voting indication is provided, your proxy will vote or abstain from voting at his or her discretion. Your proxy will vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

(h)
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company's register of members in respect of the joint holding (the first-named being the most senior).

(i)
Shareholders may change proxy instructions by submitting a new proxy appointment using the methods set out above. Note that the cut-off time for receipt of proxy appointments also apply in relation to amended instructions; any amended proxy appointment received after the relevant cut-off time will be disregarded.

(j)	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.
(k)	A shareholder may change a proxy instruction but to do so, you will need to inform the Company in writing by either:
(i)
sending a signed hardcopy notice clearly stating your intention to revoke your proxy appointment to the Company. In the case of a shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice; or by

(ii)	sending an e-mail to ir@torm.com.
(l)	In either case, the revocation notice must be received by the Company no later than 18:00 (BST) on 12 April 2021.
(m)
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

(n)
A corporation which is a shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a shareholder provided that no more than one corporate representative exercises powers over the same share.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 10 of 13

(o)
As at 18:00 BST on 1 March 2021, which is the latest practicable date before publication of this notice, the Company's issued share capital comprised 74,863,020 ordinary shares of USD 0.01 each (made up of 74,863,018 ordinary A-shares, 1 ordinary B-share and 1 ordinary C-share).

(p)
Each ordinary A- and B-share carries the right to one vote on all resolutions proposed at this Annual General Meeting. The ordinary C-share carries the right to 350,000,000 votes in respect of those matters set out in Article 4.7 of the Articles of Association, but otherwise carries no right to vote. As a result, the ordinary C-share carries no right to vote on the  resolutions proposed at this Annual General Meeting. 493,371 ordinary A-shares are held by the Company as treasury shares and therefore are not eligible for voting. Accordingly, the total number of voting rights in the Company in respect of the resolutions proposed at this Annual General Meeting as at 1 March 2021 is 74,369,647.

(q)	Any member attending the meeting has the right to ask questions. The Company must answer any question you ask relating to the business being dealt with at the meeting unless:
(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;
(ii)	the answer has already been provided on a website in the form of an answer to a question; or
(iii)	it is undesirable in the interest of the Company or the good order of the meeting that the question be answered.
(r)
A memorandum which outlines the key terms of the contracts for services of the Executive Director and each of the Non-Executive Directors, are available upon request from chev@torm.com before the meeting.

(s)
The quorum for the meeting is two or more members who are entitled to vote on each of the resolutions proposed at this Annual General Meeting of the Company, present in person or by proxy or a duly authorized representative of a corporation which is a member.

(t)
The ordinary resolutions must be passed by a simple majority of the total number of votes cast for and against such resolution. The special resolution must be passed by at least three quarters of the votes cast must be in favor of this resolution.

(u)	At the meeting, the vote may be taken by show of hands or by poll. On a poll, every member who is present in person or by proxy shall be entitled to one vote for each share held by him/her.
(v)
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the meeting shall stand adjourned to a day (but not less than ten days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chairman, and at such adjourned meeting one member present in person and by proxy shall be a quorum.

(w)
Pursuant to regulation 41 of The Uncertificated Securities Regulations 2001, members will be entitled to attend and vote at the meeting if they are registered on the Company's register of members at 18:00 (BST) on 12 April 2021.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 11 of 13

TORM PLC
Registered in England and Wales – Company Number 09818726 (the "Company")
FORM OF PROXY
for use by shareholders at the Annual General Meeting
to be held on 14 April 2021
I/we, the undersigned shareholder(s) of the Company hereby appoint:
1	the Chairman of the Meeting; or

2	………………………………………………………………………………………………………
(name and address of proxy in capital letters)

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on 14 April 2021 at 12:00 noon (BST) and at any adjournment thereof.
If you appoint someone other than the Chairman of the meeting, then they will not be allowed to attend or vote at the AGM unless the Company determines it is safe to do so.
Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page.  If no specific direction as to voting is given, the proxy may vote or abstain at his discretion.
ORDINARY RESOLUTIONS	For	Against	Withheld
Resolution 1 – (Adoption of the Annual Report and Accounts)
Resolution 2 – (Remuneration Report)
Resolution 3 – (Remuneration Policy)
Resolution 4 – (Re-appointment of Ernst & Young LLP)
Resolution 5 – (Fix remuneration of the auditors)
Resolution 6 – (Updated Articles of Association)

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 12 of 13

I/we authorize my/our proxy to act at his/her discretion in relation to any other business arising at the meeting (including in respect of the question whether to adjourn such meeting) and at any adjournment of such meeting.

Signature(s) …………..………………………………	Dated ….............………………………….

Name: ………………………………………………………………..………............................................ (in capital letters)

Initials and surnames of joint holders if any ...............................................................................................

Address	.......................................................	VP reference nr:	...................................................
.......................................................
.......................................................

NOTES
(a)
As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these notes. If the proxy is being appointed in relation to part of your holding only, please enter in the box next to the proxy’s name the number of shares in relation to which they are authorized to act as your proxy. If this box is left blank, they will be authorized in respect of your full voting entitlement.

(b)
Appointment of a proxy does not preclude you from attending the meeting and voting in person. If you have appointed a proxy and attend the meeting in person, your proxy appointment will automatically be terminated.

(c)
A proxy does not need to be a member of the Company but must attend the meeting to represent you. If you wish to appoint as your proxy someone other than the Chair of the meeting, cross out the words "the Chair of the Meeting" and write on the dotted line the full name and address of your proxy.  The change should be initialed. If you appoint a person other than the Chairman of the meeting then, unless the Company allows shareholders to attend the physical meeting, your proxy will not be allowed to attend or vote at the AGM.

(d)
In the case of a corporation, the proxy form must be expressed to be executed by the corporation and must be signed by a director and the secretary or by two directors or under the hand of a duly authorized officer or attorney.

(e)	In the case of joint holders, the vote of the person first named in the register of members tendering a vote will be accepted to the exclusion of the votes of the other joint holders.
(f)
You may appoint more than one proxy provided each proxy is appointed to exercise rights attached to different shares. You may not appoint more than one proxy to exercise rights attached to any one share. If you are appointing more than one proxy, please indicate next to the proxy holder’s name the number of shares in relation to which they are authorized to act as your proxy and indicate that the proxy appointment is one of multiple appointments being made. Multiple proxy appointments should be returned together in the same envelope.

(g)
To direct your proxy on how to vote on the resolutions, mark the appropriate box with an "X". To abstain from voting on a resolution, select the relevant "withheld" box. A vote withheld is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the resolution.

(h)
In the absence of instructions, the person appointed proxy may vote or abstain from voting as he or she thinks fit on the specified resolution and, unless instructed otherwise, the person appointed proxy may also vote or abstain from voting as he or she thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.

(i)
You are requested to complete and send this form of proxy (or a notarially certified copy thereof) by post to the Company's registered office.  To be valid, this form must be completed and deposited at the Company's registered office together with the power of attorney or other authority (if any) under which it is signed or a copy of such authority certified notarially, by 18:00 (BST) on 12 April 2021.

Announcement no. 5 / 1 March 2021	TORM plc – Notice of and complete proposals for the Annual General Meeting 2021	Page 13 of 13